SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 2)


                            ALLCITY INSURANCE COMPANY
                                (NAME OF ISSUER)


                            ALLCITY INSURANCE COMPANY
                                 IAN M. CUMMING
                               JOSEPH S. STEINBERG
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)



                                    016752107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                ROCCO J. NITTOLI
                            ALLCITY INSURANCE COMPANY
                                 45 MAIN STREET
                            BROOKLYN, NEW YORK 11201
                             TELEPHONE: 718-422-4000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)



This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [X]    A tender offer.

d. [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]


                                -----------------

                           CALCULATION OF FILING FEE*
================================================================================
 Transaction Valuation                                    Amount of Filing Fee
----------------------------------------------- --------------------------------
      $1,704,497                                                  $138
----------------------------------------------- --------------------------------

           * For purpose of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission on February 7, 2003. The amount assumes the purchase of 619,817 shares of common stock of Allcity Insurance Company ("Allcity"), for a purchase price per share of $2.75 in cash. Such number of shares represents (i) the sum of the 7,078,625 outstanding shares of Allcity as of March 31, 2003, (ii) less 6,458,808 shares of Allcity already beneficially owned by Leucadia National Corporation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $138          Filing Party:   Leucadia National
                                                          Corporation
Form or Registration No.:   Schedule TO   Date Filed:     April 30, 2003





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
           This Amendment No. 2 (this "Amendment") amends and/or supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on May 28, 2003, as amended and supplemented by Amendment No. 1 filed with the Commission on May 28, 2003 (as so amended the "Schedule 13E-3") by Allcity Insurance Company, a New York Corporation ("Allcity"). The Schedule 13E-3, along with this Amendment, relates to the offer by Leucadia National Corporation, a New York Corporation ("Leucadia"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Allcity at a price of $2.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2003, as amended (the "Offer to Purchase"), a copy of which is attached to the Schedule TO-T/A filed with the Commission on June 4, 2003 by Leucadia, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

           The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

           All information in this Amendment or incorporated by reference in this Amendment concerning Leucadia or its affiliates, or actions or events with respect to any of them, was provided by Leucadia or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Information contained in this Amendment with respect to Allcity has been provided by Allcity.

ITEM 15.             ADDITIONAL INFORMATION.

Item 15(b) on the Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

           On June 4, 2003, Leucadia issued a press release announcing the extension of the Offer to 9:00 a.m. New York City time on Wednesday, June 11, 2003. The Offer had previously been scheduled to expire at 12:00 p.m. New York City time on June 4, 2003. The full text of the press release is set forth in Exhibit (a)(9) to the Schedule TO-T/A filed with the Commission on June 4, 2003 by Leucadia and is incorporated herein by reference.

           Also on June 4, Leucadia amended the Offer to Purchase. The Offer to Purchase, as amended, together with a letter to Allcity's stockholders notifying them of the amendment, will be mailed to Allcity stockholders on June 4, 2003. The full text of the Offer to Purchase and the letter to Allcity's stockholders is set forth in the Schedule TO-T/A filed with the Commission on June 4, 2003 by Leucadia.

ITEM 16.   EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended by replacing Exhibit (a)(1) with the following:

                     (a)(1) Offer to Purchase, dated April 29, 2003, as amended (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO-T/A of Leucadia filed with the Commission on June 4, 2003).

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

                     (a)(9) Text of press release issued by Leucadia, dated June 4, 2003, announcing the amendment to, and extension of, the Offer (incorporated herein by reference to Exhibit (a)(9) to the Schedule TO-T/A of Leucadia filed with the Commission on June 4, 2003).

                     (a)(10) Letter to Allcity stockholders from Allcity, dated June 4, 2003 (incorporated herein by reference to Exhibit (a)(10) to the Schedule TO-T/A of Leucadia filed with the Commission on June 4, 2003).


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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2003                       ALLCITY INSURANCE COMPANY

                                          By: /s/ Douglas M. Whitenack
                                              ----------------------------------
                                              Name: Douglas M. Whitenack
                                              Title:   Chief Financial Officer






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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2003

                                            By: /s/ Ian M. Cumming
                                                --------------------------------
                                                Name: Ian M. Cumming





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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2003

                                               By: /s/ Joseph S. Steinberg
                                                   -----------------------------
                                                    Name:  Joseph S. Steinberg







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
                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION

(a)(1)        Offer to Purchase, dated April 29, 2003, as amended.

(a)(9)        Text of press release issued by Leucadia, dated June 4, 2003.

(a)(10)       Letter to Allcity stockholders from Allcity, dated June 4, 2003.






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